CanAlaska Ventures Ltd.

FOR IMMEDIATE RELEASE

NEWS RELEASE

Mitsubishi Development Joins CanAlaska Ventures to Explore West McArthur Uranium Project

Vancouver, Canada,  September 6th, 2006 – CanAlaska Ventures Ltd. (CVV – TSX.V) (the “Company”)  is pleased to announce that it has entered into an agreement with Mitsubishi Development Pty. Ltd. (“MDP”)  to explore for uranium in Canada’s Athabasca Basin on its 100%-owned West McArthur Project.  The West McArthur Project is located in the Province of Saskatchewan approximately 8km west of the McArthur River uranium mine (389,100,000 lbs. @ 25% U3O8) and comprises nine large claim blocks across 359 square kilometers (88,516 acres).3

MDP and CanAlaska have entered into a Letter of Intent whereby MDP may acquire a 50% ownership interest in the West McArthur Project by spending a minimum Cdn$11.0 million in cash and exploration payments to CanAlaska over a 3½ -year period and a further 10% ownership interest on terms to be negotiated.  CanAlaska will act as Operator for the project and will be responsible for carrying out all exploration activities.  The parties have agreed to finalize the terms of the Option and Joint Venture in a binding agreement to be executed within a 60 day period, subject to final regulatory approval.

News Release

September 6th, 2006

West McArthur Uranium Project – Size of Claims

WEST McARTHUR PROJECT (Saskatchewan)	Claim Number	Claim Area (Sq. Km)	Claim Area (Sq. Miles)

CLOSE LAKE AREA	S-107561	47	18
FOX LAKE AREA	S-107562	55	21
EPP LAKE AREA	S-107563	45	17
EPP LAKE AREA	S-107564	50	19
EPP LAKE AREA	S-107565	56	22
ARNOLD RIVER AREA	S-107773	34	13
RAPID RIVER AREA.	S-108010	30	12
RAPID RIVER AREA.	S-108011	38	15
RAPID RIVER AREA.	S-108012	2	1
TOTAL		357	138

The Athabasca Basin is widely considered as being the richest and one of the largest uranium producing regions in the world.  The West McArthur Project holds significant potential for uranium discovery.  In 2005 and 2006, CanAlaska flew a series of electromagnetic (EM) and gravity gradient airborne surveys which identified multiple uranium targets on the property.  Follow-up work in 2006 has included ground IP-Resistivity surveys, prospecting and initial target definition drilling.  Results of drilling in 2 target zones confirmed the depth to unconformity at 810 metres to 830 metres and found the presence of highly-altered clays, both above and below the unconformity, and stringer uranium mineralization.  These preliminary results indicate that geological conditions strongly favorable towards the deposition of uranium exist within the immediate target areas.  Going forward, the areas will be further delineated utilizing geophysics techniques and shall be subject to additional drill testing in the upcoming winter exploration season.

Mr. Peter Dasler, President and CEO of CanAlaska Ventures stated, “We are most pleased to welcome MDP as our strategic partner in the exploration of this important uranium project.  MDP’s decision to increase their investment exposure substantially in the Athabasca Basin is a clear affirmation of the region’s attractiveness and strategic importance.  MDP and its parent company, Mitsubishi Corporation, are   significant forces in mineral exploration/development world-wide and their experience in both uranium exploration and marketing provides us with a wealth of resources towards realizing our vision of discovering a uranium mine on the West McArthur Project.”  Mr. Emil Fung, corporate development consultant for CanAlaska stated, “MDP’s selection of CanAlaska as an exploration partner reflects highly upon the skills and experience of CanAlaska’s uranium exploration team.  MDP is also to be commended for its strategic foresight as being the first Asian investor to initiate investment in the Athabasca Basin since the 1980’s.”

About CanAlaska Ventures Ltd.  –  www.canalaska.com

CanAlaska Ventures (CVV – TSX.V, CVVLF – OTCBB, DH7 – Frankfurt) holds eighteen, 100%-owned, uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, now comprising over 2,313,000 acres (9,360 square km).  In 2005, CanAlaska expended over Cdn$5 million exploring its properties in the Athabasca Basin and

News Release

September 6th, 2006

delineated multiple uranium targets.  Initial drilling from the West McArthur project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  An aggressive minimum $6.5 million exploration program is underway for 2006.

About Mitsubishi Development Pty., Ltd.  –  www.mitsubishicorp.com

Mitsubishi Development Pty Ltd (MDP) is a wholly-owned subsidiary of Mitsubishi Corporation in Australia, and its principal activity is producing coking coal for use in making steel and thermal coal for use in generating electrical power.  MDP has joint ventures with major resource companies to develop coking coal and thermal coal in Australia.  MDP is a 50/50 joint venture partner with BHP Billiton Ltd in the BMA joint venture. BMA (www.bmacoal.com) is positioned as Australia’s largest coal miner and exporter, and the world’s largest supplier to the seaborne coking coal market.  MDP is also in partnership with Rio Tinto Ltd and Xstrata in the production and supply of thermal coal.

On behalf of the Board of Directors

Peter Dasler, P. Geo.,  President & CEO

CanAlaska Ventures Ltd.

Contact for CanAlaska Ventures Ltd.:

Emil Fung, Corporate Development

Tel: +1.604.685.1870

Toll Free (N. America): 1-800-667-1870

info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

September 6th, 2006